

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 27, 2008

<u>Via U.S. Mail</u>

Mr. Richard Dea
Chief Financial Officer
InZon Corporation
238 Northeast 1st Avenue
Delray Beach, FL 33444

> **RE:** **InZon Corporation**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed January 15, 2008**
> **File No. 000-17345**

Dear Mr. Dea:

We issued comments to you on the above captioned filing on April 15, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 10, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 10, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You will find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Andrew Mew, Senior Staff Accountant, at 202-551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Larry Spirgel
Assistant Director